BERKSHIRE HATHAWAY INC.

3555 FARNAM STREET

OMAHA, NEBRASKA 68131

TELEPHONE (402) 346-1400

FAX (402) 346-3375

May 22, 2009

Mr. Carlton Tartar

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E., Mail Stop 6010

Washington, D.C. 20549

Re:	Berkshire Hathaway Inc.

Form 10-K for Fiscal Year Ended December 31, 2008

Filed March 2, 2009

File No. 001-14905

Dear Mr. Tartar:

The purpose of this letter is to respond to your letter dated April 20, 2009. To assist you in reviewing our response, we preceded our response with a copy (in bold type) of the point as stated in your letter.

Form 10-K for Fiscal Year Ended December 31, 2008

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Other-than-temporary impairments, page 41

1.	Please expand your disclosure to clarify the facts and circumstances that resulted in your decision to record an Other-than-temporary impairment of $1.8 billion on the “certain equity securities”. Disclose the specific factors you used in determining whether impairments on equity securities are temporary or other-than-temporary. Refer to FSP FAS 115-1 and FSP FAS 124-1.

Clarifications to the relevant disclosures included in Management’s Discussion follow. We agree to include these clarifications in future filings to the extent they are applicable.

Investment gains or losses are recognized upon the sales of investments, recognition of non-cash other-than-temporary impairment losses or as otherwise required under GAAP. The timing of realized gains or losses from sales can have a material effect on periodic earnings. However, such gains or losses usually have little, if any, impact on total shareholders’ equity because most equity and fixed maturity investments are carried at fair value with any unrealized gain or loss included as components of comprehensive income and accumulated other comprehensive income.

Carlton Tartar, Accounting Branch Chief

United States Securities and Exchange Commission

Berkshire uses no bright line tests in determining whether impairments are temporary or other-than-temporary. Berkshire considers several factors in determining impairment losses including the current and expected long-term business prospects of the issuer, the length of time and relative magnitude of the price decline and its ability and intent to hold the investment until the price recovers.

The other-than-temporary impairment losses recorded in 2008 (approximately $1.8 billion) were primarily related to investments in twelve equity securities. The unrealized losses in these securities generally ranged from 40% to 90% of cost. During its review of these securities, Berkshire concluded that there was considerable uncertainty in the business prospects of these companies and thus greater uncertainty on the recoverability of the cost of the security. The recognition of other-than-temporary impairment losses resulted in reductions in the cost basis of the investments, but not in reductions in fair values. Accordingly, the income statement losses were offset by corresponding gains in other comprehensive income resulting in no change to total comprehensive income or shareholders’ equity. Although Berkshire recorded other-than-temporary impairment losses in earnings, it continues to hold positions in most of these securities. The recognition of such losses does not necessarily indicate that sales are imminent or planned and sales ultimately may not occur.

With respect to equity securities where other-than-temporary impairments were not recorded at December 31, 2008, approximately 85% of the gross unrealized losses were concentrated in six issuers. Unrealized losses generally ranged from 20% to 40% of cost. In management’s judgment, the future earnings potential and underlying business economics of these companies were favorable and Berkshire possessed the ability and intent to hold these securities until their prices recovered. Changing market conditions and other facts and circumstances may change the business prospects of these issuers as well as Berkshire’s ability and intent to hold these securities until the prices recover. Accordingly, other-than-temporary impairment charges may be recorded in future periods with respect to one or more of these securities.

Derivative contract liabilities, page 50

2.	You disclose that you use bid/ask spread pricing data as the basis to determine the fair value of most credit default contracts. Please quantify the extent to which this information is used and explain how the information is obtained and used in developing fair value. The nature and form of this information may vary depending on the facts and circumstances, but may include the following:

a.	The number of bid/ask spread pricing data you generally obtained, and if you obtained multiple prices, how you determined the ultimate value you used in your financial statements. Please be sure to address how this is done as contracts age towards expiration;

b.	Whether, and if so, how and why, you adjusted the pricing data you obtained;

c.	The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with SFAS 157.

Carlton Tartar, Accounting Branch Chief

United States Securities and Exchange Commission

3.	Please expand your disclosure to quantify the adjustments to the fair value of your derivative liabilities due to your own non-performance risk and how such adjustments where determined.

4.	As it pertains to equity index put option contracts, please disclose the discount, dividend rate and weighted average volatility for all periods presented.

We believe the disclosures included in our 2008 Form 10-K were informative and adequate in all material respects. Nevertheless, we incorporated the additional information requested in the Commission’s comments 2, 3 and 4 in disclosure format as provided below. We agree to incorporate disclosures of this nature in future annual filings.

Berkshire’s Consolidated Balance Sheets include significant amounts of derivative contract liabilities that are measured at fair value. Berkshire’s significant derivative contract exposures are concentrated in credit default and equity index put option contracts. These contracts were primarily entered into in over-the-counter markets and certain elements of the terms and conditions of such contracts are not standardized. In particular, Berkshire is not required to post collateral under most of its contracts. Furthermore, there is no source of independent data available to the Company that periodically shows trading volume and actual prices of trades. As a result, the fair values of these liabilities are primarily based on valuation models, discounted cash flow models or other valuation techniques that are believed to be used by market participants. Such models or other valuation techniques may use inputs that are observable in the marketplace, while others are unobservable. Unobservable inputs require management to make certain projections and assumptions about the information that would be used by market participants in pricing. Considerable judgment may be required in making assumptions, including the selection of interest rates, default and recovery rates and volatility. Changes in assumptions may have a significant effect on values. For these reasons, the credit default and equity index put option contracts were classified as Level 3 under SFAS 157.

The fair values of high-yield credit default contracts are primarily based on indications of bid/ask pricing data. The bid/ask data represents non-binding indications of prices that similar contracts would be exchanged. Pricing data for the high yield index contracts is obtained from one to three sources depending on the particular index. For the single name and municipal issuer credit default contracts, fair values are generally based on credit default spread information obtained from a widely used reporting source. Pricing data is monitored and reviewed by management for consistency as well as reasonableness with respect to current market conditions. Berkshire generally bases estimated fair value on the ask prices (the average of such prices if more than one indication is obtained). There were no significant adjustments made to the pricing data. Further, there were no significant adjustments to fair value that were attributable to Berkshire’s non-performance risk. Management concluded that the values produced from this data (without adjustment) reasonably represented the value that Berkshire could transfer these liabilities. However, Berkshire’s contract terms (particularly the lack of collateral posting requirements) likely preclude any transfer of the contracts to third parties under current

Carlton Tartar, Accounting Branch Chief

United States Securities and Exchange Commission

market conditions. Accordingly, prices in a current actual settlement or transfer could differ significantly from the fair values used. Berkshire does not operate as a derivatives dealer, currently employs no offsetting strategies to hedge these contracts and intends to allow these contracts to runoff to their respective expiration dates.

Pricing data for newer high yield credit default contracts tends to vary little among the different pricing sources, which management believes is an indication that trading of such contracts is relatively active. As contracts age towards their expiration dates, the variations in pricing data can widen, which management believes is indicative of less active markets. However, the impact of such variations is partially mitigated by shorter remaining durations, lower exposures due to losses paid to date and by the relatively greater availability of data on newer contracts, which is used for comparison.

Berkshire believes the most significant economic risks with respect to its equity index put option contracts relate to changes in the index value component and to a lesser degree to changes in foreign currency exchange rates. For additional information, see Berkshire’s Market Risk Disclosures.

Berkshire determines the estimated fair value of equity index put option contracts based on the widely used Black-Scholes option valuation model. Inputs to the model include the current index value, strike price, discount rate, dividend rate and contract expiration date. The weighted averaged discount and dividend rates used as of December 31, 2008 were each approximately 4% versus 4.2% and 3.2%, respectively, as of December 31, 2007. The discount rate as of December 31, 2008 was approximately 125 basis points (on a weighted average basis) over benchmark interest rates and represented an estimate of the spread between Berkshire’s borrowing rates and the benchmark rates for comparable durations. The spread adjustment was based on spreads for Berkshire obligations and obligations for comparably rated issuers.

The Black-Scholes model also incorporates volatility estimates that measure potential price changes over time. The weighted average volatility used as of December 31, 2008 was approximately 22%, which was relatively unchanged from December 31, 2007. The impact on fair value as of December 31, 2008 ($10.0 billion) from changes in the volatility input is summarized below. The values of contracts in an actual exchange are affected by market conditions and perceptions of the buyers and sellers. Actual values in an exchange may differ significantly from the values produced by any mathematical model. Dollars are in millions.

Hypothetical change in volatility (percentage points)	Hypothetical fair value
Increase 2 percentage points	$10,451

Increase 4 percentage points	10,882

Decrease 2 percentage points	9,598

Decrease 4 percentage points	9,182

Carlton Tartar, Accounting Branch Chief

United States Securities and Exchange Commission

Item 8.	Financial Statements and Supplementary Data

Notes To Consolidated Financial Statements

(3) Investments in fixed maturity securities, page 68

5.	It appears from your disclosure on page 68 that you are holding $2.7 billion in Auction Rate Securities at December 31, 2008. Please disclose how you have determined the fair value of such investments, what Level they are classified in under SFAS 157 and whether you have recorded any unrealized loss or other-than-temporary loss on them in 2008.

We believe that the disclosures in Note 3 to the Consolidated Financial Statements concerning our investments in auction rate bonds and variable rate demand notes were adequate in all material respects given the circumstances described below. However, we agree to include additional disclosures as provided below concerning the determination of the fair value of these securities in future filings to the extent that Berkshire’s investments increase materially, the fair values of these securities decline materially below their par values or if other circumstances change such that we no longer believe that we will recover substantially all of our investment.

As of December 31, 2008, fixed maturity investments included approximately $2.7 billion (Insurance and other — $1.4 billion and Finance and financial products — $1.3 billion) of investment grade auction rate bonds and variable rate demand notes issued by various municipalities and political subdivisions. These investments comprised less than 10% of fixed maturity investments and approximately 2% of all investments (including cash equivalents) held by insurance, finance and other businesses. The interest rates are periodically reset at up to 35 day intervals. While substantially all of these securities are insured by third parties, acquisitions were limited to securities where Berkshire concluded that the underlying credit of the issuers was good without the benefit of an insurer’s guarantee. Approximately 65% of these securities are rated A or higher without the benefit of an insurer guarantee (and approximately 54% of the remaining securities are not rated on an underlying basis). Berkshire held no investments in these securities as of December 31, 2007.

The auction-rate bonds and variable rate demand notes are carried at estimated fair value. The values of these securities are provided by Berkshire’s pricing vendors. As is the case for municipal bonds, in general, prices are based on evaluations of credit rating, estimated duration, taxation and yield curves of instruments with similar characteristics of the issuer or comparable issuers. These securities are classified as Level 2 under SFAS 157. There were no unrealized losses in any of these securities at December 31, 2008 and during 2008, there were no realized losses associated with disposal and redemption transactions. There were over 2,000 disposal and redemption transactions in 2008 with an aggregate value of approximately $18 billion. Berkshire recorded no other-than-temporary losses with respect to these securities in 2008.

Carlton Tartar, Accounting Branch Chief

United States Securities and Exchange Commission

The liquidity of auction rate and variable rate demand securities has diminished due in part to general conditions in the credit markets as well as systemic issues applicable to these securities. Consolidated investments in these securities were approximately $6.5 billion as of June 30, 2008. Berkshire’s holdings have been in runoff since mid-2008.

The credit crises slowed the runoff of these securities in the fourth quarter of 2008. However, Berkshire currently has no intention to dispose any securities below par and has the ability to hold such securities until the securities are disposed through the auction processes or are otherwise redeemed. Tax-exempt interest rates range up to 300% of the short-term benchmark rates as provided under the lending agreements.

The company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or further comments, please contact the undersigned at 402-978-5423.

Very truly yours,

BERKSHIRE HATHAWAY INC.

/s/ Marc D. Hamburg
By Marc D. Hamburg
Senior Vice President – Chief Financial Officer

cc:	Mr. Joel Parker – Accounting Branch Chief

Mr. James Peklenk – Staff Accountant

Mr. Daniel J. Jaksich